November 19, 2018

Calvin Chin
Chief Executive Officer
NAMI Corp.
Unit M2-3, Level M2, The Vertical Podium
Avenue 3, Bangsar South City
No 8 Jalan Kerinchi
59200 Kuala Lumpur, Malaysia

       Re: NAMI Corp.
           Registration Statement on Form S-1
           Filed November 13, 2018
           File No. 333-228358

Dear Mr. Chin:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jonathan Burr at 202-551-5833 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Beverages, Apparel and
                                                            Mining